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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Keystone Property Trust

(Name of Issuer)

Common Shares of Beneficial Interest, par value $.001 per share

(Title of Class of Securities)

493596 10 0

(Cusip Number)

Edward S. Nekritz
ProLogis Six Rivers Limited Partnership
14100 East 35th Place
Aurora, Colorado 80011
(303) 375-9292

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493596 10 0			Page 2 of 7

1.	Name of Reporting Person: ProLogis Six Rivers Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 20-1198940

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,670,609

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,670,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): PN

(1)	Calculated based on 30,876,507 Common Shares issued and outstanding as of May 3, 2004, as represented by Keystone Property Trust in the Merger Agreement described below in Item 4 of this Schedule 13D.

2

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Shares of Beneficial Interest, par value $.001 per share (“Common Shares”), of Keystone Property Trust, a Maryland real estate investment trust (the “Issuer”). The Issuer’s principal executive offices are located at 200 Four Falls, Suite 208, West Conshohocken, Pennsylvania 19428.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) This statement is being filed by ProLogis Six Rivers Limited Partnership, a Delaware limited partnership (“ProLogis Six Rivers”). ProLogis Six Rivers’ principal executive offices are located at 14100 East 35th Place, Aurora, Colorado 80011. ProLogis Six Rivers was formed for the purpose of engaging in the transactions contemplated by the Merger Agreement described in Item 4 and has not engaged in any other business or activity as of the date of this Schedule 13D. Exhibit 1 to this Schedule 13D sets forth the following information for the other persons specified by Instruction C of Schedule 13D (collectively, the “Instruction C Persons”): (1) the names, states of organization, principal businesses, and addresses of the principal executive offices of the general partner and each entity controlling ProLogis Six Rivers and (2) the names, business addresses and principal occupations and employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each natural person specified by Instruction C of Schedule 13D.

     (d) - (e) During the last five years, neither ProLogis Six Rivers nor, to the best of its knowledge, any of the Instruction C Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the Instruction C Persons who is a natural person is set forth on Exhibit 1 to this Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Schedule 13D is filed as a result of the Voting Agreements described in Item 6 between ProLogis Six Rivers and the following trustees and executive officers of the Issuer: John B. Begier; Rodney B. Berens; Donald E. Callaghan; Richard M. Cummins; Jonathan D. Eilian; Jeffrey E. Kelter; David F. McBride; John S. Moody; Russell C. Platt; Robert S. Savage, Jr.; and David M. Sherman (each, a “Holder”). No funds were required in connection with entering into the Voting Agreements.

ITEM 4. PURPOSE OF THE TRANSACTION

     On May 3, 2004, the Issuer and Keystone Operating Partnership, L.P., a Delaware limited partnership of which the Issuer is the general partner (“Keystone OP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ProLogis Six Rivers and others that sets forth the terms and conditions pursuant to which ProLogis Six Rivers will acquire the Issuer and Keystone OP through mergers of the Issuer and Keystone OP with transitory merger subsidiaries of ProLogis Six Rivers. The consummation of the transactions contemplated by the Merger Agreement is subject to a number of conditions that are specified in the Merger Agreement, including the approval by the Issuer’s shareholders of the Merger Agreement and the transactions that it contemplates.

     At the effective time of the merger involving the Issuer:

•	each issued and outstanding Common Share, other than Common Shares owned by the Issuer as treasury shares, will be converted into the right to receive $23.80 in cash without interest;

•	all Common Shares owned by the Issuer as treasury shares will be cancelled; and

•	each issued and outstanding share of the Issuer’s Series C Convertible Preferred Stock, Series D Cumulative Redeemable Preferred Stock and Series E Cumulative Redeemable Preferred Stock, each with a par value of $.001 per share (collectively, the “Preferred Shares”), will remain outstanding as a preferred security of the surviving entity of the merger, having the same preferences, privileges, voting powers and other terms that the respective series of Preferred Shares had prior to the merger.

The Merger Agreement contemplates that the Issuer will be liquidated as soon as practicable after the merger. Holders of Preferred Shares will receive cash distributions in that liquidation in accordance with the terms of the Articles Supplementary classifying such Preferred Shares.

     At the effective time of the merger involving Keystone OP:

•	each outstanding common unit of limited partnership interest (an “OP Unit”) in Keystone OP, other than OP Units owned by the Issuer and OP Units contributed to a partnership subsidiary of ProLogis, will be converted into the right to receive either (1) $23.80 in cash without interest or (2) if the holder of the OP Unit is eligible to do so under the terms of the Merger Agreement and so elects, common units of limited partner interest in a partnership subsidiary of ProLogis; and

•	all OP Units owned by the Issuer and all OP Units contributed to a partnership subsidiary of ProLogis will remain outstanding as common units of the surviving entity of the merger.

     The Merger Agreement permits the Issuer and Keystone OP to continue to declare and pay regular quarterly dividends (up to $0.33 per share per quarter) with respect to the Common Shares and OP Units for each full quarter ending prior to the effective time of the mergers.

     As a result of the mergers, (1) the Issuer and Keystone OP will become controlled subsidiaries of ProLogis Six Rivers, (2) the Common Shares will cease to be traded or listed, (3) the Common Shares will be de-registered under the Securities Act of 1933, as amended, and (4) ProLogis Six Rivers will control the Issuer’s board of trustees and will make such changes to it and to the Declaration of Trust, bylaws, capitalization and management and business of the Issuer as may be appropriate in ProLogis Six Rivers’ judgment. As a result of the liquidation of the Issuer after the mergers, the Issuer will cease to exist, and the Preferred Shares that are listed and registered under the Securities Act of 1933, as amended, will cease to be listed and will be de-registered.

     The preceding summary of the Merger Agreement does not purport to be complete. Reference is made to the full text of the Merger Agreement that is filed as an exhibit to, and incorporated by reference into, this Schedule 13D.

     Except as set forth in this Item 4 or as provided in the Merger Agreement, the Voting Agreements described in Item 6 or as otherwise referred to or described in this Schedule 13D, ProLogis Six Rivers has no present plan or proposal that relates to, or would result in, any of the matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) – (b) ProLogis Six Rivers may be deemed to beneficially own 1,670,609 Common Shares, or approximately 5.4% of the aggregate number of Common Shares issued and outstanding as of May 3, 2004, because ProLogis Six Rivers shares the power to vote those Common Shares with the Holders pursuant to the terms of the Voting Agreements described in Item 6. The following table sets forth the number of Common Shares for which ProLogis Six Rivers has shared voting power based on representations made by the Holders as of May 3, 2004:

Trustee/Executive Officer Party to a Voting Agreement	Common Shares
John B. Begier	143,723
Rodney B. Berens	49,404	(1)
Donald E. Callaghan	17,511	(2)

Trustee/Executive Officer Party to a Voting Agreement	Common Shares
Richard M. Cummins	1,898
Jonathan D. Eilian	6,077
Jeffrey E. Kelter	940,747
David F. McBride	172,833	(3)
John S. Moody	46,133
Russell C. Platt	10,728
Robert F. Savage, Jr.	270,130
David M. Sherman	11,425	(4)
Total:	1,670,609

(1)	Includes 16,000 Common Shares owned by Mr. Berens’ children.

(2)	Includes 4,000 Common Shares held in an individual retirement account for the benefit of Mr. Callaghan.

(3)	Includes 1,031 Common Shares owned by a limited liability company in which Mr. McBride has an ownership interest and 101 Common Shares owned by a trust, in the name of Mr. McBride’s deceased father, for which Mr. McBride is a trustee.

(4)	Includes 3,000 Common Shares held in an individual retirement account for the benefit of Mr. Sherman.

     This Schedule 13D excludes 564,000 Common Shares, which certain Holders have the right to acquire within 60 days upon the exercise of stock options, and 668,729 Common Shares, which are issuable upon conversion or exchange of 668,729 OP Units beneficially owned by certain Holders, as to which ProLogis Six Rivers disclaims beneficial ownership. Those 1,232,729 Common Shares will be covered by the Voting Agreements if the related stock options are exercised or OP Units are converted or exchanged, as the case may be. ProLogis Six Rivers has no right or ability whatsoever to require any of the Holders to exercise those stock options or convert those OP Units into Common Shares. If ProLogis Six Rivers were deemed for any purpose to beneficially own those 1,232,729 Common Shares in addition to the 1,670,609 Common Shares owned by the Holders as of May 3, 2004, ProLogis Six Rivers would beneficially own 2,903,338 Common Shares, or approximately 8.6% of issued and outstanding Common Shares (including such 2,903,338 Common Shares) as of May 3, 2004.

     ProLogis Six Rivers and, to the best of its knowledge, the Instruction C Persons do not beneficially own any other Common Shares. ProLogis Six Rivers expressly disclaims that it and the Holders have become members of a “group” as a result of the execution of the Voting Agreements described in Item 6.

     (c) Other than the execution of the Voting Agreements described in Item 6, ProLogis Six Rivers and, to the best of its knowledge, the Instruction C Persons have not effected any transactions in Common Shares in the past 60 days.

     (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information contained in Item 4 is incorporated into this Item 6 by reference.

     On May 3, 2004, ProLogis Six Rivers entered into a separate voting agreement (collectively, the “Voting Agreements”) with each Holder. In the Voting Agreements, the Holders have agreed, among other things, to vote all Common Shares and OP Units beneficially owned by them as of May 3, 2004, and any subsequently acquired Common Shares and OP Units (collectively, the “Subject Shares”), in favor of the approval of the Merger Agreement and the transactions that it contemplates, including the mergers involving the Issuer and Keystone OP. The Holders have also agreed to vote against any competing transaction or any other proposal that is inconsistent with the consummation of the transactions contemplated by the Merger Agreement. Each Holder has granted ProLogis Six Rivers an irrevocable proxy to vote the Subject Shares in a manner consistent with the Voting Agreements.

     Subject to certain limited exceptions, each Holder has agreed not to sell, transfer, pledge, assign, encumber or otherwise dispose of any of the Subject Shares. Any such action that is not expressly permitted by the Voting Agreements will be null and void.

     The Holders further agreed in the Voting Agreements to comply with (and cause the Issuer, Keystone OP and the Issuer’s other subsidiaries and joint ventures to comply with) Section 4.6 of the Merger Agreement. Section 4.6 of the Merger Agreement requires the Issuer and its representatives not to initiate or continue any discussions or negotiations with any other party regarding a competing transaction while the Merger Agreement is in force unless the fiduciary duties of the Issuer’s board of trustees under applicable law require it.

     Each Voting Agreement will terminate automatically upon the earlier to occur of (1) the effective time of the mergers and (2) the termination of the Merger Agreement in accordance with its terms.

     Except as provided in the Merger Agreement, the Voting Agreements and as otherwise referred to or described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Issuer and ProLogis Six Rivers or, to the best of its knowledge, any Instruction C Person with respect to any securities of the Issuer.

     The preceding summary of the Voting Agreements does not purport to be complete. Reference is made to the full text of the form of Voting Agreement that is filed as an exhibit to, and incorporated by reference into, this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
Exhibit 1	Information Regarding Instruction C Persons

Exhibit 2	Agreement and Plan of Merger, dated as of May 3, 2004, by and among ProLogis Six Rivers; Six Rivers REIT Merger Sub LLC; Six Rivers Partnership Merger Sub L.P.; ProLogis; ProLogis Fraser, L.P.; Belair Real Estate Corp.; Belcrest Realty Corp; Belmar Realty Corp.; Belrose Realty Corp.; Keystone OP; and the Issuer (incorporated herein by reference herein from Exhibit 2.1 to Keystone Property Trust’s Current Report on form 8-K, dated May 4, 2004, File No. 1-12514)

Exhibit 3	Form of Voting Agreement, dated as of May 3, 2004, between ProLogis Six Rivers and each Holder (incorporated herein by reference herein from Exhibit 99.1 to Keystone Property Trust’s Current Report on form 8-K, dated May 4, 2004, File No. 1-12514)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROLOGIS SIX RIVERS LIMITED PARTNERSHIP
By:ProLogis Six Rivers GP LLC, its general partner
By: ProLogis Fraser, L.P. its sole member
By: ProLogis Fraser GP LLC, its general partner
By: ProLogis, its sole member

By:	/s/ Edward S. Nekritz
	Name:	Edward S. Nekritz
	Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Information Regarding Instruction C Persons

Exhibit 2	Agreement and Plan of Merger, dated as of May 3, 2004, by and among ProLogis Six Rivers; Six Rivers REIT Merger Sub LLC; Six Rivers Partnership Merger Sub L.P.; ProLogis; ProLogis Fraser, L.P.; Belair Real Estate Corp.; Belcrest Realty Corp; Belmar Realty Corp.; Belrose Realty Corp.; Keystone OP; and the Issuer (incorporated herein by reference herein from Exhibit 2.1 to Keystone Property Trust’s Current Report on form 8-K, dated May 4, 2004, File No. 1-12514)

Exhibit 3	Form of Voting Agreement, dated as of May 3, 2004, between ProLogis Six Rivers and each Holder (incorporated herein by reference herein from Exhibit 99.1 to Keystone Property Trust’s Current Report on form 8-K, dated May 4, 2004, File No. 1-12514)